# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BioXcel Therapeutics, Inc., CIK 0001720893
CUSIP: 09075P105
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 555 Long Wharf Drive, New Haven, Connecticut (CT), 06511
Date of event which requires filing of this statement: 11/25/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001441449

## Reporting persons
- Qatar Investment Authority: type of reporting person: other (OO); citizenship or place of organization: Qatar (S3); does not affirm membership in a group (box b); sole voting power 2,724,075; shared voting power 0; sole dispositive power 2,724,075; shared dispositive power 0; aggregate amount beneficially owned 2,724,075 (5.2% of the class)
  Comment: The numbers in rows 5, 7 and 9 represent 2,724,075 shares of Common Stock issuable to Q Boost Holding LLC, the Reporting Person's wholly-owned subsidiary (the "Subsidiary"), upon exercise of the Issuer warrant held by the Subsidiary.
  
  The percentage of class in row 11 is calculated assuming 52,353,023 shares of common stock per share (the "Common Stock") are outstanding based on (i) 49,628,948 shares of Common Stock outstanding as of December 17, 2024 (such outstanding shares based on information provided to the Reporting Persons by the Issuer) and (ii) 2,724,075 shares of Common Stock issuable to the Subsidiary upon exercise of the Issuer warrant held by the Subsidiary.

## Item 1. Issuer
Name of issuer: BioXcel Therapeutics, Inc.
Address of issuer's principal executive offices: 555 Long Wharf Drive, New Haven, CT 06511

## Item 2. Person Filing
Name of person filing: Qatar Investment Authority (the "Reporting Person").
Address of principal business office or, if none, residence: Ooredoo Tower (Building 14), Al Dafna Street (Street 801), Al Dafna (Zone 61), Doha, State of Qatar.
Citizenship: Qatar

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,724,075
Percent of class: 5.20
Sole power to vote or to direct the vote: 2,724,075
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,724,075
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description

99.1 Item 7 Information
99.2 Certificate of Incumbency

## Signatures
- Qatar Investment Authority: /s/ Andrew Watkins, Andrew Watkins**/Associate General Counsel, Head of Compliance (12/18/2024)
Comment: **Evidence of authority to sign on behalf of Qatar Investment Authority is set forth in a Certificate of Incumbency, dated February 02, 2022, and included as Exhibit 99.2 hereto.